Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 333-156117

Date: December 18, 2008

Suite 2164 – 1055 Dunsmuir Street, Four Bentall Centre

Vancouver, BC V7X 1B1

Tel:  604-632-4044    Fax:  604-632-4045 Toll Free 1 800-668-0091

Website: www.rusoro.com                email: info@rusoro.com

RUSORO TO DEFEND AGAINST GOLD RESERVE’S ATTEMPTS TO

DISENFRANCHISE ITS OWN SHAREHOLDERS

December 18, 2008	Trading Symbol (TSX-V):RML

Vancouver, Canada – Rusoro Mining Ltd. (TSX-V:RML) (“Rusoro” or the “Company”) is pleased to announce that it is committed to defending the action brought by Gold Reserve Inc. (“Gold Reserve”) so that Gold Reserve’s shareholders and equity unitholders can consider Rusoro’s premium take-over bid (the “Bid”) on its merits.

As of December 12, 2008 (the last trading day before the Bid was announced), the Bid represented a value of C$1.08 per Gold Reserve share, a premium of 140% on closing prices and 209% on the 30-day volume weighted average prices, using Rusoro’s and Gold Reserve’s share prices for the relevant trading days on the TSX Venture Exchange and Toronto Stock Exchange, respectively.

In the statement of claim filed by Gold Reserve on December 16, 2008, Gold Reserve has set out its claims for, among other things, an injunction restraining Rusoro from proceeding with the Bid to acquire the shares and equity units of Gold Reserve.  To date, Gold Reserve has not brought a motion to obtain that relief and has filed no evidence to support the allegations it has made.  If successful in obtaining an injunction, shareholders and equity unitholders of Gold Reserve would not be given the opportunity to participate in the Bid.  The Company will work with its legal and financial advisors to vigorously defend itself against all of the allegations made in Gold Reserve’s statement of claim to ensure that Gold Reserve shareholders are not disenfranchised.

Andre Agapov, CEO of Rusoro stated: “The allegations made by Gold Reserve in their claim against us are unfounded. This is simply a delaying tactic designed by entrenched management to distract shareholders from our premium offer. Our offer is based on Gold Reserve’s publicly available information.  We have provided Gold Reserve shareholders with a clear opportunity to participate in a gold production and growth company with a proven record of turning around stalled assets in Venezuela. We will work diligently to ensure that Gold Reserve shareholders have the opportunity to consider our bid on its merits.”

Rusoro has been provided with a copy of a letter dated December 16, 2008 from its financial advisor, Endeavour Financial International Corporation, to Gold Reserve concerning certain of the allegations in Gold Reserve’s claim against Endeavour Financial.  The text of that letter is copied in its entirety below.

Rusoro’s financial advisor is Endeavour Financial International Corporation, its Canadian legal counsel are Blake, Cassels & Graydon LLP and Anfield, Sujir, Kennedy & Durno and its US legal counsel are Gersten Savage LLP and Dorsey & Whitney LLP.

ON BEHALF OF THE BOARD

 “Andre Agapov”

Chief Executive Officer

Text of letter sent from Endeavour Financial to Gold Reserve

December 16, 2008

Gold Reserve Inc.

926 W. Sprague Avenue

Suite 200

Spokane, WA

USA  99201

By Fax: +1 509 623 1634

And email:  rjtimm@goldreserveinc.com

Attention:              Rockne J. Timm, CEO

Dear Sirs,

We write in response to your letter of December 14, 2008.

That letter is substantively incorrect.  I draw your attention to the following.

•                  Gold Reserve Inc. (“GRZ”) engaged Endeavour Financial International Corporation (“EF”) in October 2004 to carry out a debt mandate and an equity/M&A mandate.  GRZ terminated the equity/M&A mandate in September 2007.  The debt mandate continued until GRZ first suspended and then, in October 2008, terminated, its relationship with the four banks who had agreed to arrange the debt.  This termination effectively extended to terminate the debt mandate as these were the four banks with whom EF had been engaged to work.  The terms of the mandates expressly recognized that EF had other clients whose interests might conflict with GRZ’s.

•                  In August 2008 EF approached GRZ on behalf of Rusoro with an offer for a combination of the two companies.  GRZ refused the offer.  GRZ did not make any objection to EF’s role as Rusoro’s adviser.  After that meeting GRZ ceased paying the fees that it owed to EF in connection with the debt mandate.

•                  EF has complied with its obligations under its engagement letter with GRZ and, in particular, the EF team that advised Rusoro with respect to the bid did not rely on any confidential information.  Rusoro has informed us that the offer was based solely on publicly available information.

•                  GRZ’s press release of 15 December 2008 violates the Disclosure of Engagement term of the EF/GRZ mandate letter of 19 September 2007.  Pursuant to the Termination clause of that letter the mandate is terminated.

In short: EF has not violated any duty to GRZ; Rusoro’s bid is not based on any information in respect of which GRZ has a confidentiality interest; and GRZ management has known for months that EF is advising Rusoro and complained, for the first time, only when Rusoro advised that it would make a bid.

We note your press release of today’s date in respect of an action in the Ontario Superior Court of Justice against us and against Rusoro.  We will vigorously defend this action to ensure that your shareholders are provided with the opportunity to consider Rusoro’s bid on its merits.

Rusoro’s bid makes available to the shareholders of GRZ the option of seeing Brisas developed by GRZ’s current management team or by Rusoro’s.  GRZ’s efforts appear to be focused on stopping the bid irrespective of what is in the best interests of the GRZ shareholders.  If your board has determined that the bid is inadequate, that case should be made to the shareholders themselves, rather than attempting to prevent the shareholders from making the determination.

We are disappointed that GRZ is making false accusations against Endeavour for the purpose of distracting the shareholders from the fact that they have the opportunity to tender their shares at a very large premium to the market value that incumbent management has achieved for them.

Sincerely,

“Bill Koutsouras”

Director, Executive Vice President & CFO

CC:  Andre Agapov, Rusoro CEO

*   *   *   *   *   *   *   *

For further information, please contact:

George Salamis, President	Ross Gatensbury, Investor Relations
Tel: +1 604 632 4044	Tel: +1 604 632 4044
Email: gsalamis@rusoro.com	Email: gates@rusoro.com

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE
COMPANY’S INFORMATION AGENT:

North American Toll Free Number:  1- 888-605-7615

Banks and Brokers call collect: 1-212-806-6859

Cautionary Note Regarding Forward-Looking Statements

This press release, the Take-Over Bid and Circular, including the schedules attached therein, the pro forma consolidated financial statements of the Company, and some of the material incorporated by reference into the Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”).  Forward-looking statements include possible events, statements with respect to possible events, the proposed transaction, related litigation, the business, operations and financial performance and condition of each of Rusoro and Gold Reserve and the proposed combined company, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage.  The words “plans,” “expects,” “is expected,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” and similar expressions identify forward looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Rusoro as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements.  The estimates and assumptions of Rusoro contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, (1) that Rusoro will be successful in acquiring 100% of the outstanding Gold Reserve Equity, (2) that all required third party regulatory and governmental approvals to the Take-Over Bid will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) permitting, development, expansion and power supply proceeding on a basis consistent with Rusoro’s current expectations; (5) permitting and development proceeding on a basis consistent with Rusoro’s current expectations; (6) the exchange rate between the Canadian dollar, the Venezuelan Bolivar and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold; (8) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (9) production forecasts meeting expectations; (10) the accuracy of Rusoro’s current mineral reserve and mineral resource estimates; and (11) labour and materials costs increasing on a basis consistent with Rusoro’s current expectations.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, risks related to litigation; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Venezuela or other countries in which Rusoro does or may carry on business; business opportunities that may be presented to, or pursued by Rusoro, Rusoro’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; actual results of exploration activities; the possibility of cost overruns or unanticipated expenses; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining and renewing necessary licenses and permits; the impact of Venezuelan law on Rusoro’s operations; diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the occurrence of natural disasters, hostilities, acts of war or terrorism.  In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).  The following factors, amongst others, related to the business combination of Rusoro and Gold Reserve could cause actual results to differ materially from forward-looking statements, including those contained in the Circular: the Rusoro shares issued in connection with the Take-Over Bid may have a market value lower than expected; the business of Rusoro and Gold Reserve may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the combination of Rusoro and Gold Reserve may not be fully realized or not realized within the expected time frame.  All of the forward-looking statements made in the Circular are qualified by these cautionary statements and those made in the Circular itself.  These factors are not intended to represent a complete list of the factors that could affect Rusoro and the combination of Rusoro and Gold Reserve.  Additional factors are noted elsewhere in the Circular and in the documents incorporated by reference therein.  Although Rusoro has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, undue reliance should not be placed on forward-looking statements.  Rusoro undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Circular or as otherwise required by law.

MORE INFORMATION AND WHERE TO FIND IT:

This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Rusoro or Gold Reserve. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) and an offer to purchase and circular filed with Canadian securities regulatory authorities.  Rusoro has filed with the SEC a Registration Statement on Form F-10, a Tender Offer Statement on Schedule TO and other documents and information, and expects to mail an Offer and Circular (which is filed as an exhibit to the Registration Statement and Tender Offer Statement) to Gold Reserve shareholders and equity unitholders (collectively, the “Equityholders”) concerning the Offer and the proposed combination of Rusoro and Gold Reserve. GOLD RESERVE EQUITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and Gold Reserve Equityholders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Rusoro are available free of charge from Rusoro. You should direct requests for documents to the Corporate Secretary, Rusoro Mining Ltd., Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1B1, telephone (604) 632-4044.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.